TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust IX Philip Strassler, Trustee 328 Crandon Blvd Ste 119 # 363 Key Biscayne, FL 33149	Class A Common Stock	8/27/2025	24,956	$ 500,141.00
-same as above-	Class A Common Stock	8/7/2025	12,234	$ 248,185.55
-same as above-	Class A Common Stock	8/6/2025	1,858	$ 37,067.10
-same as above-	Class A Common Stock	8/6/2025	187,810	$ 3,776,114.81